Exhibit 2.20

WPP plc

6 Ely Place

Dublin 2, Ireland

5 May 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

In June 2009, WPP plc (the “Company”) issued £450 million of 5.75% Guaranteed Bonds due 2014 (the “Bonds”). The Bonds were issued with guarantees from the Company’s subsidiaries WPP Air 1 Limited, WPP Air 3 Limited, WPP 2008 Limited and WPP 2005 Limited.

The Company hereby agrees, pursuant to instruction 2(b)(i) to the Exhibits to Form 20-F, to furnish the Securities and Exchange Commission with a copy of the instruments relating to the Senior Notes upon request.

Very truly yours,

WPP PLC

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson
Group Finance Director